UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Axtive Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05462R 20 9

(CUSIP Number)

Timothy H. Edwards, Global Capital Advisors, Ltd.,

106 Colony Park Drive, Suite 900, Cumming, GA 30040,

678-947-0028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 05462R 20 9

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) GLOBAL CAPITAL FUNDING GROUP, L.P.

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,441,663 8 Shared Voting Power 9 Sole Dispositive Power 1,441,663 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,663

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13

Percent of Class Represented by Amount in Row (11)

4.3%. THE PERCENTAGE CALCULATION IS BASED UPON 33,302,996 SHARES OF COMMON STOCK OUTSTANDING, BASED ON INFORMATION FROM THE ISSUER AS OF FEBRUARY 26, 2004, WHICH GIVES EFFECT TO THE INITIAL CLOSING OF THE TRANSACTIONS CONTEMPLATED BY THE SUBSCRIPTION AND SECURITIES PURCHASE AGREEMENT, DATED AS OF FEBRUARY 26, 2004, BY AND AMONG THE ISSUER AND CERTAIN OTHER PERSONS AND THE AUTOMATIC CONVERSION OF THE ISSUER’S PREFERRED STOCK. THE NUMBER OF OUTSTANDING SHARES REFLECTS THE ISSUER’S REVERSE STOCK SPLIT, INCLUDING THE ROUNDING UP OF OTHERWISE FRACTIONAL SHARES TO THE NEAREST WHOLE SHARE.

14	Type of Reporting Person* PN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (“Issuer”). The principal executive offices of the Issuer are located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244.

This statement effectively amends the Schedule 13D, dated April 1, 2003, filed on behalf of the Reporting Company with the Securities and Exchange Commission (the “Commission”) on July 2, 2003.

All Common Stock numbers have been adjusted to reflect the Issuer’s 1-for-10 reverse stock split that was effective on December 23, 2003.

ITEM 2.	IDENTITY AND BACKGROUND

GLOBAL CAPITAL FUNDING GROUP, L.P.

This statement is filed by Global Capital Funding Group, L.P., a Delaware limited partnership and SBIC (“Global” or the “Reporting Company”). The address of Global’s principal business and its principal office is 106 Colony Park Drive, Suite 900, Cumming, GA 30040. The principal business of Global is to hold and manage investments in other companies.

Directors Of Global

Pursuant to Instruction C to Schedule 13D, the following information is included herein with respect to the General Partner and Control Persons of Global:

Name of Director	Business Address of Director	Present Principal Occupation or Employment of Director	Citizenship of Director
Global Capital Management Services, Inc., General Partner	106 Colony Park Drive, Suite 900 Cumming, GA 30040	Investment Management	Georgia

Lewis N. Lester	227 King Street Frederiksted, USVI 00840	President of General Partner	United States

Global Capital Advisors, Ltd.	106 Colony Park Drive, Suite 900 Cumming, GA 30040	Investment Advisor, 100% shareholder of General Partner	Georgia

During the last 5 years, neither Global nor any Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither Global nor any Control Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, Global or any such Control Person was or is subject to judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3.	PURPOSE OF TRANSACTION

The funds needed to acquire the shares of the Issuer’s Common Stock beneficially owned by Global were derived from its working capital account.

ITEM 4.	PURPOSE OF TRANSACTION

Effective with the closing of the Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among the Issuer and certain other persons (the “Common Stock Purchase Agreement”), the holders of more than 75% of the Issuer’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the 1,250 shares of Preferred Stock owned by the Reporting Company were converted into 1,441,663 shares of Common Stock. The conversion price of the Preferred Stock was $1.00. The conversion of the Preferred Stock was determined by dividing the liquidation price with respect to the Preferred Stock (which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends) by the conversion price. The conversion reflects accrued, but unpaid dividends of $153.33 per share with respect to the 1,250 shares of Preferred Stock owned by the Reporting Company. In addition, as a material inducement to the closing of the Common Stock Purchase Agreement, the Reporting Company waived and terminated all rights in and to its warrant to purchase 250,000 shares of Common Stock at a per share exercise price of $2.00, effective as of February 26, 2004.

The Reporting Company acquired beneficial ownership of the shares of the Issuer’s Common Stock for the purpose of investment. The Reporting Company intends to continuously review its investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) the taking of any other action similar to those enumerated above. The Reporting Company also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Number and Percentage of Securities. The Reporting Company is the beneficial owner of the shares of the Issuer’s Common Stock as set forth on page 2.

(b)	Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the shares of the Issuer’s Common Stock as identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. The Reporting Company has not effected any other transaction in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no exhibits to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2004 (Date)

Global Capital Funding Group, L.P. By: Global Capital Management Services, Inc., its General Partner

By:	/s/ BRAD A. THOMPSON

Name:	Brad A. Thompson

Title:	Treasurer